SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

Corporate Renaissance Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2200331047
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital, L.L.C., Citicorp Center, 23rd Floor, 725 S. Figueroa Street, Los Angeles, California 90017
Tel: (213) 895-4172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 1999
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
Page 15 of 15

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  40,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  40,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  40,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.07%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware Limited Liability Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  40,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  40,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  40,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.07%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  40,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  40,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  40,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.07%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock (the "Common Stock") of Corporate Renaissance Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

ITEM 2.  Identity and Background

     (a)-(c) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons"). Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Robert L. Chapman, Jr. each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     Chap-Cap, Chapman Capital and Robert L. Chapman, Jr.'s business address is Citicorp Center, 23rd Floor, 725 S. Figueroa Street, Los Angeles, California 90017.

     (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $297,156.00

ITEM 4.  Purpose of Transaction

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         On May 14, 1999, Mr. Chapman spoke with Lawrence Leighton, the Chairman of the Special Committee of the Issuer, and indicated an interest in making an acquisition proposal for the Issuer as an alternative to that announced on March 26, 1999 by a management-led group including the Issuer's Chairman/CEO Martin D. Sass, Executive Vice President Hugh R. Lamle and Walter Kass and his affiliates. In response to Mr. Leighton's request for a written proposal, Mr. Chapman sent a letter to Mr. Leighton on May 18, 1999 regarding the terms of such proposal (a copy of this letter is attached to this Schedule 13D as Exhibit B). The acquisition proposal submitted by Mr. Chapman entails each share of Common Stock (other than those held by the Reporting Persons) being convertible into the right to receive $9.00 in cash.

         Chapman Capital, through Robert L. Chapman, Jr., intends to communicate with other significant shareholders of the Issuer regarding the transactions mentioned above. Chapman Capital may seek to gain representation on the Issuer's Board of Directors.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         Although there are currently no firm intentions or specific plans, outside of those discussed above, with respect thereto, in the future, actions with respect to the investment in the Issuer may include exploring with management of the Issuer the possibility of, or seeking to influence the management of the Issuer with respect to, board representation, business strategies, legal strategies, tax strategies, mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.  Interest in Securities of the Issuer

         (a) Together, the Reporting Persons beneficially own a total of 40,000 shares of Common Stock constituting 6.07% of all of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

         (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                                 Approximate Price
                                                 per Share
                              Amount of          (exclusive of
Date      Security            Shares Bought       commissions)

4/07/99        Common               4,000            $7.38
4/12/99        Common               1,500            $7.38
4/23/99        Common               1,000            $7.44
4/26/99        Common               4,500            $7.44
4/30/99        Common               1,000            $7.44
5/04/99        Common               2,000            $7.44
5/10/99        Common              22,500            $7.44
5/11/99        Common               3,500            $7.44


         The above transactions were effected by the Reporting Persons on the NASDAQ SmallCap Market.

         Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter from Robert L. Chapman, Jr. to
                           Lawrence W. Leighton

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 20, 1999


                                            CHAP-CAP PARTNERS, L.P.

                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By: /s/ Robert L. Chapman, Jr.
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            /s/ Robert L. Chapman, Jr.
                                              Robert L. Chapman, Jr.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Corporate Renaissance Group, Inc. dated May 20, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  May 20, 1999

                                            CHAP-CAP PARTNERS, L.P.

                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By: /s/ Robert L. Chapman, Jr.
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            /s/ Robert L. Chapman, Jr.
                                             Robert L. Chapman, Jr.

                                    EXHIBIT B

                             CHAPMAN CAPITAL L.L.C.
                             Takeovers & Turnarounds



Robert L. Chapman, Jr.
Managing Member


                                                          May 18, 1999


Mr. Lawrence W. Leighton
Chairman, Special Committee
Corporate Renaissance Group, Inc.
c/o Bentley Associates L.P.
1155 Avenue of the Americas
New York, NY  10036
Phone: (212) 819-2634
Via Facsimile: (212) 391-7420

Dear Mr. Leighton:

     As the general partner of Chap-Cap Partners, L.P. (a Delaware limited partnership with a greater than 6% ownership interest in the equity securities of Corporate Renaissance Group, Inc., hereinafter "CRG"), Chapman Capital L.L.C. (hereinafter, "Chapman") recognizes the disparity between the net asset value (hereinafter, "NAV") and the market price of the common shares of CRG.
Specifically, such gap has ranged from approximately 10% (e.g., March and July 1996; June 1998) to over 30% (e.g., July and October 1997; July and October
1998), while currently residing at the high end of the range when considering the > 15% increase in value of Signet Group plc since it was marked-to-market for the March 31, 1999 Form 10-Q filed less than a week ago.

     The Board of Directors of CRG (hereinafter, "the Board") should be commended for taking notice of and attempting to narrow the NAV discount through a variety of means. On August 7, 1996, the Board approved in principle a self-tender offer at a premium to market prices (never implemented). On November 26, 1996, CRG announced that the Board, upon the recommendation of management, authorized the repurchase of what was at the time over 18% of the outstanding shares of CRG "in order to provide stockholders desiring to sell their shares with enhanced  market  liquidity  ....  [and because] the Company  believes that open-market purchases of its shares at a discount from net asset value will enhance long-term shareholder value." This buyback was expanded in November 1998 when the Board doubled the number of shares authorized for repurchase to 350,000 shares, or a total just under 60% of the amount issued upon CRG's initial public offering on October 24, 1994.

     As noted in CRG's March 31, 1999 Form 10-Q, since mid-1999 the Board has been actively exploring various strategic alternatives for enhancing shareholder value. With several quarters having passed, CRG announced on March 26, 1999 that the several insiders -- CRG's Chairman/CEO Martin Sass, EVP Huge Lamle and a principal stockholder Walter Kass -- had proposed a management buyout (hereinafter, "the MBO") involving an offer to acquire all of the issued and outstanding common stock of CRG for $8.00 per share, or approximately 20% below today's NAV as estimated by Chapman. Until this past Friday, no detailed financial and legal information had been released since the February 12, 1999 filing of CRG's calendar year-end Form 10-Q, making it difficult, if not impossible, for a non-insider to estimate fair value at a level of detail anywhere near that of Messrs. Sass and Lamle. This is particularly true given the illiquid nature of CRG's sizable investments in CVSI Acquisition Co, L.L.C. (almost 10% of net assets) and Seaman's Furniture Class C shares (25% of net assets).

     Recently, other closed-end mutual funds have found higher value-maximizing means to closing large NAV market discounts. Just last week, Baker, Fentress & Company (NYSE: BKF) adopted a preliminary plan to increase shareholder value by selling substantially its entire portfolio of investments and distributing the net proceeds to shareholders. James Gorter, the highly-regarded chairman of the board of BKF, said "For some time, the board of directors has been concerned about the persistent, large discount at which Baker Fentress shares have traded in the market. After thoughtful deliberation over several months, the board has concluded that the proposed plan is the best way to maximize returns to our shareholders. The distribution of cash from the liquidation of the Company's publicly-traded portfolio will allow shareholders to reinvest the proceeds in other investment alternatives ..." The immediate result of BKF's disclosure of this plan was the narrowing of the NAV discount from 26% to under 12%, with further tightening of the arbitrage spread inevitable as the plan progresses. This serves as strong evidence that such a liquidation plan is an effective means to accomplishing a close-end mutual fund's goal of maximizing shareholder value.

     Given the Board's clear communication of its desire to enhance, if not maximize, shareholder value, it is obvious that the Board should determine the MBO proposal highly inadequate at its 20% discount to CRG's estimated NAV. In fact, given the buyout group's approximate 400,000- share ownership stake (based on annual report, 13-F and 13-D filings of the parties; approximately 60% of the outstanding shares), their proposal involving the buyout of the non-affiliated, remaining 40% of CRG would cost just under $2.1 million; this compares to the over $3.2 million of cash on CRG's balance sheet as of March 31, 1999. Thus, the management buyout as currently proposed can be financed with only two-thirds of CRG's cash balance.

     If the Board were to violate its fiduciary duty to all shareholders of CRG by accepting the grossly-inadequate MBO, it might appear that the primary beneficiary of "the recommendation of the Company's management" to repurchase almost 300,000 shares of the company's common stock (or > 45% of current outstanding shares) @ $6.65 per share would be those very insiders who are now bidding for the company themselves.

     Needless to say, with cash standing at approximately $4.90 per CFG share and Signet Group plc common shares (a liquid security) valued at an estimated $2.00 per CFG share, the Board has the ability to distribute cash and/or liquid securities of almost $7.00 per CFG share today, leaving the CVSI Acquisition Co. (just under $1.00 per CFG share) and Seaman Furniture (just under $2.50 per CFG share) investments in place for future liquidation and payout (less expenses and liability elimination) to shareholders immediately thereafter (all values taken from March 31, 1999 Form 10-Q). Such liquidation requires a relatively simple execution when compared to the complexities of the Baker Fentress plan already approved by that company's board of directors.

     If the Board is unwilling to maximize shareholder value through a liquidation, Chapman is interested in exploring with CRG the formation of an entity controlled by Chapman (hereinafter, "CRG Acquisition") that would enter into a business combination transaction with CRG. Based upon current publicly-available information and subject to due-diligence and feasibility analysis, Chapman believes that CRG Acquisition is prepared to make a non-binding proposal to acquire CRG whereby existing stockholders would receive $9.00 per share in cash, or a 13% premium to the terms of the MBO proposal. Chap-Cap Partners, L.P. would be given the opportunity to exchange its equity interest in CRG for an equity interest in the surviving entity in the merger.

     Last Friday (May 14, 1999), I had the pleasure of speaking with you regarding Chapman's interest in making a competitive acquisition proposal. You stated that you welcomed such proposal and encouraged me to submit an indication of interest in writing, which I have accomplished herein. It is my interpretation of our conversation that you would entertain such an acquisition proposal and understood that CRG Acquisition would require the opportunity for reasonable due diligence in order to understand CRG's business and net assets on an equivalent level as the insiders participating in the MBO. Consummation of the proposed transaction is subject to significant conditions, including without limitation: completion of reasonable due diligence; negotiation and execution of a definitive purchase agreement containing customary representations and warranties, and closing conditions; the receipt of a fairness opinion from the financial advisor to the Special Committee; the approval of the proposed transaction by the Special Committee and full Board; the expiration of any applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976; and the waiver of applicable anti-takeover and other regulatory provisions.

     In order to formulate a binding proposal, certain conditions must be met, including the following:

     1)  Due Diligence

         a) Current and Forecast Operating Levels and Budgets: CRG Acquisition must meet with management to better understand CRG's current and budgeted operations.
b) Investments and Liabilities: CRG Acquisition must have access to identical, real-time financial and other information regarding CVSI Acquisition Co., L.L.C. and Seaman Furniture. CRG Acquisition must better understand CRG's liquidity status and any liabilities that might be created by the consummation of CRG Acquisition's proposal or other extraordinary corporate reorganization.
c) Other Customary Items of Due Diligence: CRG Acquisition must have access to any and all other customary items of due diligence as possessed by the insiders and other members of the MBO.

     2)  Financing

              CRG Acquisition is in the process of obtaining financial commitments for the acquisition proposal. The structure financing would most likely involve a combination of a short-term loan positioned above a moderate equity layer. Given the estimated $7.00 per CRG share in cash and liquid securities, Chapman is highly confident that current discussions regarding financing will prove successful.

     Please respond no later than May 28, 1999. Thank you for your time and consideration.

                                                          Very truly yours,

                                                          Robert L. Chapman, Jr.


cc:  Edward Lowenthal, Special Committee (212/838-3400)